

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 11, 2011

Mr. Scott A. Tozier
Senior Vice President, Chief Financial Officer
Albemarle Corporation
451 Florida Street
Baton Rouge, LA 70801

>   **RE: Albemarle Corporation**
>   **Form 10-K for the Fiscal Year ended December 31, 2010**
>   **Form 10-Q for the Fiscal Quarter ended March 31, 2011**
>   **File No. 1-12658**

Dear Mr. Tozier:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Financial Condition and Liquidity, page 42

2. Given your significant foreign operations, please consider enhancing your liquidity disclosure to address the following:

- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010;
- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true; and
- Disclose whether or not there have been any repatriations during the periods presented. If there have been one or more repatriations, please disclose the nature, amount, timing and special circumstances surrounding each of these repatriations and tell us supplementally how you overcame the presumption in ASC 740-30-25 that income taxes should be provided for all undistributed foreign earnings, along with your specific plans demonstrating how you have invested or will invest the undistributed earnings indefinitely.

  Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

3. You discuss consolidated EBITDA on pages 43 and 66. Based on Exhibit 10.1 of your Form 8-K filed on March 29, 2007, it appears that you arrive at consolidated EBITDA by adjusting for certain non-cash expenses and non-cash income. As such, please revise the title you use in your filings to refer to consolidated adjusted EBITDA, and also briefly disclose the nature of the non-cash expenses and non-cash income that are adjusted for.

Item 8 – Financial Statements and Supplementary Data, page 47

Note 1 – Summary of Significant Accounting Policies, page 54

General

4. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.

Note 7 – Property, Plant and Equipment, page 61

5. The range of useful lives for your machinery and equipment costs is very broad. Please consider breaking out this category into smaller components and disclose the range of useful lives for each revised category. For categories that still have

very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief